================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*
                                   ----------
                            FLAMEL TECHNOLOGIES S.A.
                                (Name of Issuer)

              ORDINARY SHARES, NOMINAL VALUE (EURO)0.122 PER SHARE
                         (Title of Class of Securities)

                     ISIN NO. FR0004018711 (ORDINARY SHARES)

                             CUSIP 338488109 (ADSs)
                                (CUSIP Number)(1)
                                   ----------
                                OSCAR S. SCHAFER
                          O.S.S. CAPITAL MANAGEMENT LP
                               598 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 756-8700
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)
                                   ----------

                                  MAY 10, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



----------
(1) The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is FR0004018711. The CUSIP number for the ADSs is 338488109.


================================================================================

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 2 OF 14 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Capital Management LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,565,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,565,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,565,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.9%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 3 OF 14 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer & Partners I LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                120,090
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                120,090
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         120,090
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.6%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 4 OF 14 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer & Partners II LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,193,487
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,193,487
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,193,487
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 5 OF 14 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Overseas Fund Ltd

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,252,370
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,252,370
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,252,370
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.8%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 6 OF 14 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Advisors LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,313,577
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,313,577
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,313,577
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 7 OF 14 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Schafer Brothers LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,565,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,565,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,565,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.9%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 8 OF 14 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,565,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,565,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,565,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.9%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                EXPLANATORY NOTE

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed on behalf of Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I LP"), Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II LP" and together with OSS I LP, the "Limited Partnerships"), O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), O.S.S. Capital Management LP, a Delaware limited partnership, (the "Investment
Manager"), Schafer Brothers LLC, a Delaware limited liability company ("SB LLC"), and Mr. Oscar S. Schafer ("Mr. Schafer", and together with the Limited Partnerships, the General Partner, OSS Overseas, the Investment Manager and SB LLC, the "Reporting Persons"), who serves as the senior managing member of the General Partner and SB LLC. This Amendment No. 2 relates to the ordinary shares, nominal value (euro)0.122 per share ("Ordinary Shares"), of Flamel Technologies S.A., a SOCIETE ANONYME organized under the laws of the Republic of France (the "Issuer"), and amends the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on April 18, 2005, as amended by Amendment No. 1, filed with the SEC on April 29, 2005 (as so amended, the "Original
Schedule 13D"). Capitalized terms used in this Amendment No.2 but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as amended hereby the Original Schedule 13D remains in effect.

ITEM 1.     SECURITY AND ISSUER

     Item 1 of the Original Schedule 13D is amended and supplemented by adding at the end thereof following paragraph:

          As set forth more fully in Item 5, on May 10, 2005, the Limited Partnerships and OSS Overseas acquired, in aggregate, an additional 500,000 ADSs. As of that date, the Reporting Persons beneficially own, in aggregate, 2,565,947 Ordinary Shares, of which, in aggregate, 500,000 are owned in the form of ADSs and, in aggregate, 2,065,947 are owned in the form of Ordinary Shares held in accounts registered in the names of the Limited Partnerships and OSS Overseas in the share registry of the Issuer.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

          The total amount of funds used by each of the Limited Partnerships and OSS Overseas to purchase the securities of the Issuer as described herein was furnished from the investment capital of the Limited Partnerships and OSS Overseas, as applicable.

          The  aggregate   purchase  price  of  the  120,090   Ordinary   Shares
beneficially owned by OSS I was $1,797,879, inclusive of brokerage commissions.

          The  aggregate   purchase  price  of  the  1,193,487  Ordinary  Shares
beneficially   owned  by  OSS  II  was   $18,020,911,   inclusive  of  brokerage
commissions.

          The  aggregate   purchase  price  of  the  1,252,370  Ordinary  Shares
beneficially owned by OSS Overseas was $21,292,103, inclusive of brokerage commissions.

          The Depositary charged a fee of $5.00 per 100 ADSs (or portion thereof) in connection with the surrender of the ADSs and the withdrawal of the underlying Ordinary Shares. The total amount of funds used by each of the Partnerships and OSS Overseas to pay such fees of the Depositary was furnished from the investment capital of the Limited Partnerships and OSS Overseas, as applicable.

          The aggregate fees paid to the Depositary in respect of the withdrawal of the 100,190 Ordinary Shares owned by OSS I were $5,010.

          The aggregate fees paid to the Depositary in respect of the withdrawal of the 963,387 Ordinary Shares owned by OSS II were $48,170.

          The aggregate fees paid to the Depositary in respect of the withdrawal of the 1,002,370 Ordinary Shares owned by OSS Overseas were $50,120.

ITEM 4.     PURPOSE OF TRANSACTION

     Item 4 of the Original Schedule 13D is amended and supplemented by adding between the fifth and the sixth paragraph thereof, the following text:

          On May 11, 2005, pursuant to and in accordance with Article L. 233-7 of the French Commercial Code (CODE DE COMMERCE), the Reporting Persons caused a notice (the "10% Notice") to be sent to the Issuer disclosing that in concert (within the meaning of Article L. 233-10 of the French Commercial Code (CODE DE COMMERCE)) the Reporting Persons may be deemed to hold more than 10% of the outstanding share capital and voting rights of the Issuer. The 10% Notice also requested, pursuant to Art. 129 of Decret No. 67-238 dated as of March 23, 1967, that the Issuer inform the Limited Partners and OSS Overseas of the address to which they should deliver certificates (ATTESTATIONS D'INSCRIPTION EN COMPTE) attesting the number of Ordinary Shares that they hold, in the event that they wish to exercise their right as holders of more than 5% of the Ordinary Shares to require the Issuer to include a draft resolution on the agenda of the 2005 AGM. The 10% Notice also requested that the Issuer inform the Reporting Persons of the expected date of the 2005 AGM. A copy of the Notice is filed as Exhibit 3 to this Amendment No. 2 and is incorporated herein by reference.

          On May 11, 2005, Gerard Soula, Chairman and Chief Executive Officer of the Issuer, telephoned Mr. Schafer in New York. Mr. Soula and Mr. Schafer discussed the effectiveness of the current board of directors of the Issuer in general terms during a conversation that lasted approximately 15 minutes. However, no decisions were taken on any particular course of action during this conversation.


ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER

     Item 5 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

          (a),(b) The following table sets forth the aggregate number and percentage of the outstanding Ordinary Shares beneficially owned by each of the Reporting Persons named in Item 2, as of the date hereof. The percentage of the outstanding Ordinary Shares beneficially owned is based on the 21,651,590 Ordinary Shares outstanding as September 30, 2004, as reported by the Issuer in its unaudited consolidated financial statements for the nine months then ended, as filed with the United States Securities and Exchange Commission on the Issuer's Form 6-K dated December 30, 2004. The table also sets forth the number of Ordinary Shares with respect to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case as of the date hereof.

------------------- ------------------- ------------ ------------------- ---------------------
                                                     Number of Ordinary  Number of Ordinary
                    Aggregate Number                 Shares: Sole Power  Shares: Shared Power
                    of Ordinary Shares  Approximate  to Vote or to       to Vote or to
Reporting Person    Beneficially Owned  Percentage   Dispose             Dispose
------------------- ------------------- ------------ ------------------- ---------------------
Investment Manager  2,565,947           11.9%        0                   2,565,947
------------------- ------------------- ------------ ------------------- ---------------------
OSS I LP            120,090             0.6%         0                   120,090
------------------- ------------------- ------------ ------------------- ---------------------
OSS II LP           1,193,487           5.5%         0                   1,193,487
------------------- ------------------- ------------ ------------------- ---------------------
OSS Overseas        1,252,370           5.8%         0                   1,252,370
------------------- ------------------- ------------ ------------------- ---------------------
General Partner     1,313,577           6.1%         0                   1,313,577
------------------- ------------------- ------------ ------------------- ---------------------
SB LLC              2,565,947           11.9%        0                   2,565,947
------------------- ------------------- ------------ ------------------- ---------------------
Mr. Schafer         2,565,947           11.9%        0                   2,565,947
------------------- ------------------- ------------ ------------------- ---------------------


          (c) Except for the transactions set forth below, during the last sixty days the Reporting Persons have effected no transactions with respect to the Ordinary Shares or ADSs.

----------------- ---------- ------------ ------------------- -----------------
                                          Number of Ordinary  Price Per Share/
Reporting Person  Date       Buy or Sell  Shares/ ADSs        ADS
----------------- ---------- ------------ ------------------- -----------------
OSS I             3/14/2005  Buy                4,160         $14.50
----------------- ---------- ------------ ------------------- -----------------
OSS I             5/10/2005  Buy               19,900         $17.43
----------------- ---------- ------------ ------------------- -----------------

----------------- ---------- ------------ ------------------- -----------------
OSS II            3/14/2005  Buy               46,520         $14.50
----------------- ---------- ------------ ------------------- -----------------
OSS I             5/10/2005  Buy              230,100         $17.43
----------------- ---------- ------------ ------------------- -----------------

----------------- ---------- ------------ ------------------- -----------------
OSS Overseas      3/14/2005  Buy               49,320         $14.50
----------------- ---------- ------------ ------------------- -----------------
OSS I             5/10/2005  Buy              250,000         $17.43
----------------- ---------- ------------ ------------------- -----------------

All of the transactions listed above were effected in the open market.

          On April 29, 2005, in connection with the surrender of the ADSs and the withdrawal of the underlying Ordinary Shares, the Bank of New York caused 100,190, 963,387, and 1,002,370 Ordinary Shares to be transferred to accounts registered in the names of OSS I LP, OSS II LP and OSS Overseas, respectively, in the share registry of the Issuer. This transaction did not involve any change in the number of Ordinary Shares beneficially owned by the Reporting

Persons.

          (d) The (i) limited partners and the General Partner of the Partnerships and (ii) the shareholders and the advisor of OSS Overseas have the right to participate in the receipt of dividends from, and the proceeds from the sale of, the securities held for the Partnerships and OSS Overseas, respectively.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Item 6 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

          Except as otherwise set forth in this Statement on Schedule 13D, including the Deposit Agreement, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Ordinary Shares, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

     The following are filed as exhibits to this statement on Schedule 13D:

     Exhibit 1      Joint Filing Agreement  (previously  filed with the Original
                    Schedule 13D on April 18, 2005).

     Exhibit 2 Notice of Ownership of More than 5% of Share Capital and Voting Rights Delivered to the Issuer pursuant to Article 233-7 of the French Commercial Code (CODE DE COMMERCE) (previously filed with Amendment No. 1 to Schedule 13D on April 29, 2005).

     Exhibit 3 Notice of Ownership of More than 10% of Share Capital and Voting Rights Delivered to the Issuer pursuant to Article 233-7 of the French Commercial Code (CODE DE COMMERCE).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 11, 2005
                                              /s/ Oscar S. Schafer
                                             ------------------------------
                                             Oscar S. Schafer, individually



                                     O.S.S. CAPITAL MANAGEMENT LP

                                             By: Schafer Brothers LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     OSCAR S. SCHAFER & PARTNERS I LLP

                                             By: O.S.S. Advisors LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     OSCAR S. SCHAFER & PARTNERS II LLP

                                             By: O.S.S. Advisors LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member

                                     O.S.S. OVERSEAS FUND LTD

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Director


                                     O.S.S. ADVISORS LLC


                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     SCHAFER BROTHERS LLC


                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


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